                       TEXARKANA FIRST FINANCIAL CORPORATION

                                          1996

                            ANNUAL REPORT TO STOCKHOLDERS

                       TEXARKANA FIRST FINANCIAL CORPORATION

                         1996 ANNUAL REPORT TO STOCKHOLDERS





TABLE OF CONTENTS

                                                                  PAGE

President's Letter to Stockholders................................  1

Corporate Profile.................................................  3

Selected Financial Data...........................................  4

Supplementary Financial Information...............................  5

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.......................................  6

Report of Independent Certified Public Accountants................ 17

Financial Statements.............................................. 18

Directors and Officers............................................ 39

Banking Locations................................................. 39

Stockholder Information........................................... 40

                                     [LOGO]

                             LETTER TO OUR STOCKHOLDERS

On behalf of your Board of Directors, we take great pleasure in presenting our second annual report, the first report covering a full year of operation as a unitary savings and loan holding company.

Fiscal year 1996 was an exciting and rewarding year. It was exciting because the formation of the holding company and the conversion of First Federal from a mutual to a stock savings and loan association was completed in 1995, giving us the opportunity to make fiscal year 1996 a benchmark year as the first full year of operation under our new corporate structure. It was rewarding because the operating results were excellent and we achieved our primary objective of profitable growth.

Controlled growth, increased profits and improved asset quality are reflected in the following comparisons of fiscal year 1996 to fiscal year 1995. Growth was accomplished in all major categories of total assets, loans and deposits; profitability is reflected in increases in the major components of net interest income and net income; and asset quality is reflected in improved asset quality ratios. Total assets increased 3.2% to $165.7 million while net income increased 19.9% to $2.4 million and the return on average assets improved to 1.46% from 1.35%. Loans increased 11.1% to $135.7 million and deposits increased 6.5% to $133.1 million while net interest income increased 20.6% to $6.3 million and the net interest margin improved to 3.90% from 3.59%. While these figures demonstrate our financial strength, the true reward was maintaining our profitable growth without sacrificing asset quality as reflected in the following two key asset quality ratios. The ratio of nonperforming loans to total loans improved to .15% from .17% and the ratio of nonperforming assets to total assets improved to .17% from .33%.

While the 1996 fiscal year results were favorable, they would have been even more so were it not for the special assessment to replenish the under-capitalized Savings Association Insurance Fund. First Federal's share of the assessment was $835,000 (pre-tax) which was assessed late in the fourth quarter. Although we are less than pleased with the assessment, we remain grateful that we can report favorable results in spite of the assessment and look forward to the resulting reduction in the annual deposit assessment rates that will occur in fiscal 1997 and thereafter.

Our primary objective for fiscal year 1997 is simply "more of the same" - with continued emphasis on profitable growth, maintaining superior asset quality, improvement of the ratio of return on stockholders' equity and expanding our facilities for the convenience of our customers. At the end of fiscal year 1996, with loans at 81.8% of total assets and one-to-four family mortgages at 69.8% of total loans, we consider our institution to be a full-service institution which specializes in single-family mortgage financing and we will continue to emphasize what we do well. However, additional emphasis will be placed on commercial business loans and consumer loans.

As a result of historical earnings and the net proceeds raised in the Conversion, our stockholders' equity to assets ratio greatly exceeded industry standards. Again, although this demonstrates our solid financial position, excess equity results in a lower than desired rate of return on equity. During fiscal 1996, we took three positive steps to reduce the equity to assets ratio from 20.4% at September 30, 1995 to 15.9% at September 30, 1996. First, $933,000 was used to purchase 62,300 shares for employee benefit plans. Second, $1.6 million was used to repurchase 99,197 shares. Third, and possibly most important, $5.7 million was used to pay a $3.00 per share special tax-free distribution to stockholders. We will continue to pursue prudent means to improve the rate of return on equity including dividends and stock repurchases.

In August of 1996, construction began on our new branch facility in DeQueen, Arkansas. Construction is scheduled to be completed in January of 1997. For fiscal 1996, the DeQueen branch experienced a 15% growth in deposits and a 50% increase in outstanding loans. With the new facility, we expect growth in the DeQueen area to continue during fiscal 1997.

In September of 1996, a future building site for a new branch facility in Texarkana, Texas was purchased. Plans for the new facility are in process with construction expected to begin during fiscal 1997. We are excited about the opportunity to provide a more convenient location for the Texas customers of our border city.

The success of fiscal year 1996 would not have been possible without the hard work and dedication of our employees and directors and the support of our stockholders. We take this opportunity to give thanks for the past and ask for "more of the same" for fiscal 1997 and the future.





                                  Sincerely,



                                  /s/ James W. McKinney
                                  James W. McKinney
                                  President and Chief Executive Officer

                                CORPORATE PROFILE


Texarkana First Financial Corporation ("the "Company") was incorporated in March 1995 under Texas law for the purpose of acquiring all of the capital stock issued by First Federal Savings and Loan Association of Texarkana (the "Association") in connection with the Association's conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association (the "Conversion"). The Conversion was consummated on July 7, 1995 and, as a result, the Company became a unitary savings and loan holding company for the Association. The Company has no significant assets other than the shares of the Association's common stock acquired in the Conversion, the loan to the Employee Stock Ownership Plan ("ESOP") and that portion of the net proceeds of the Conversion retained by the Company, and has no significant liabilities. The Company has no other subsidiaries and the Association has no subsidiaries.

The Association is a federally chartered stock savings and loan association which conducts business through its main office and four full service branch offices. The Association is primarily engaged in attracting deposits from the general public and using these funds primarily to originate single-family (one-to-four units) residential loans and to a significantly lesser extent, nonresidential or commercial real estate loans, construction loans on primarily residential properties, consumer loans and multi-family loans. To a limited extent, the Association also invests in securities issued by the United States Government and agencies thereof and mortgage-backed securities. The Association derives its income principally from interest earned on loans and investments and, to a lesser extent, from fees received in connection with the origination of loans and for other services. The Association's primary expenses are interest expense on deposits and general operating expenses. Funds for activities are provided primarily by deposits, amortization and prepayments of outstanding loans and other sources. The Association's goal is to continue to serve its market area of southwest Arkansas and northeast Texas as a community oriented, independent financial institution dedicated primarily to financing home ownership while providing needed financial services to its customers in an efficient manner.

The Company's and the Association's executive offices are located at Third and Olive Streets, Texarkana, Arkansas 71854 and their telephone number is
(501) 773-1103.

                                SELECTED FINANCIAL DATA

                    (Dollars in Thousands, Except Per Share Data)


YEARS ENDED SEPTEMBER 30       1996     1995     1994     1993     1992
                             ________  ________ ________ ________ ________
SUMMARY INCOME STATEMENT
Interest income.............  $ 12,745 $ 11,236 $  9,528 $  9,928 $ 11,052
Interest expense............     6,480    6,042    5,035    5,553    7,127
Net interest income.........     6,265    5,194    4,493    4,375    3,925
Provision for loan losses...        --      177       --      162      607
Noninterest income..........       753      665    1,277      728      552
Noninterest expense(1)......     3,335    2,367    2,010    1,981    2,688
Income before income tax....     3,683    3,315    3,760    2,960    1,182
Income tax expense..........     1,282    1,312    1,219    1,121      823
Net income(1)...............     2,401    2,003    2,541    1,839      359

PER COMMON SHARE(2)
Net income   ...............    $ 1.31   $  .40      N/A      N/A      N/A
Cash dividends declared(3)..    $ 3.45       --      N/A      N/A      N/A
Dividend payout ratio.......    269.64%      --      N/A      N/A      N/A
Book value(end of year).....    $14.02   $16.54      N/A      N/A      N/A
Market price(end of year)...    $14.25   $13.25      N/A      N/A      N/A
Market/book(end of year)....    101.64%     .80%     N/A      N/A      N/A

YEAR-END BALANCES
Total assets................  $165,747 $160,652 $140,178 $137,956 $139,809
Investment securities.......    17,458   21,432   17,004   17,771   14,220
Loans receivable, net.......   135,660  122,160  117,571  111,111  106,031
Deposits....................   133,071  124,953  124,496  124,512  128,322
Stockholders' equity........    26,424   32,808   12,996   10,455    8,616

PERFORMANCE RATIOS
Net interest margin.........      3.90%    3.59%    3.40%    3.30%    2.96%
Return on average assets....      1.46     1.35     1.85     1.34      .26
Return on average equity....      7.34    10.92    21.44    19.20     4.25
Operating efficiency(4).....     47.52    40.40    34.84    38.82    60.04

ASSET QUALITY RATIOS
Nonperforming loans to
total loans................        .15%     .17%     .09%     .42%    2.13%
Nonperforming assets to
total assets...............        .17      .33      .53     1.91     2.25
Allowance for loan losses
to nonperforming loans.....     540.09   536.92   872.32   234.30    50.81
Allowance for loan losses
 to total loans.............       .82      .91      .81      .98     1.08
Net charge-offs to
 average total loans........       .003     .004     .14      .20     .000

CAPITAL RATIOS
Average equity to assets....     19.90%   12.32%    8.64%    6.96%    6.12%
Core capital to assets......     16.55    15.40     9.26     7.59     6.15
Risk-based capital to
 risk-adjusted assets.......     28.54    28.68    16.47    14.75    12.73

_______________

(1) 1996 includes the special SAIF assessment of $835,000 ($515,000 net of tax).
(2) Per share data for 1995 is for the period beginning July 7, the date of the initial public offering.
(3) 1996 includes a $3.00 special one-time distribution.
(4) Noninterest expense to net interest income plus noninterest income.

                         SUPPLEMENTARY FINANCIAL INFORMATION

                         SELECTED QUARTERLY OPERATING RESULTS
                     (Dollars In Thousands, Except Per Share Data)

                               Fourth        Third       Second        First
                               Quarter      Quarter      Quarter      Quarter
                               _______      _______      _______      _______
YEAR ENDED SEPTEMBER 30, 1996
 Interest income..............  $3,244       $3,185       $3,177       $3,139
 Interest expense.............   1,664        1,606        1,614        1,596
 Net interest income..........   1,580        1,579        1,563        1,543
 Provision for loan losses....      --           --           --           --
 Noninterest income...........     200          226          159          168
 Noninterest expense(1).......   1,478          657          611          589
 Net income(1)................     220          744          710          727
 Per common share:
 Net income(1)................ $   .12       $  .40       $  .39       $  .39
 Cash dividends(2)............  3.1125        .1125        .1125        .1125
 Common stock price:
  High.........................  17.13        16.63        15.25        15.13
  Low..........................  13.63        14.88        13.63        13.25
  Last trade...................  14.25        15.75        14.75        14.13
 Selected ratios (annualized):
  Net interest margin..........   3.82%        3.96%        3.92%        3.90%
  Return on average assets(1)..    .52         1.82         1.74         1.80
  Return on average equity(1)..   2.87         8.96         8.47         8.71


YEAR ENDED SEPTEMBER 30, 1995
 Interest income..............  $3,175       $2,846       $2,672       $2,543
 Interest expense.............   1,609        1,594        1,466        1,373
 Net interest income..........   1,566        1,252        1,206        1,170
 Provision for loan losses....      --           --          100           77
 Noninterest income...........     185          141          161          178
 Noninterest expense..........     547          478          692          650
 Net income...................     788          594          289          332
 Per common share(3):
 Net income...................  $  .40       $  n/a       $  n/a       $  n/a
 Cash dividends...............      --          n/a          n/a          n/a
 Common stock price:
  High........................   13.88          n/a          n/a          n/a
  Low.........................   12.25          n/a          n/a          n/a
  Last trade..................   13.25          n/a          n/a          n/a
 Selected ratios (annualized):
  Net interest margin..........   3.86%        3.48%        3.53%        3.32%
  Return on average assets.....   1.91         1.61          .82          .93
  Return on average equity.....   9.53        17.14         8.57         9.93

_______________

(1) The fourth quarter of 1996 includes the special SAIF assessment of $835,000 ($515,000 net of tax).
(2) The fourth quarter of 1996 includes a $3.00 special one-time distribution.
(3) Per share data for 1995 is for the period beginning July 7, 1995, the date of the initial public offering.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

Management's discussion and analysis of results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Annual Report.

The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Company's results of operations also are affected by the provision for loan losses, the level of its noninterest income and expenses, and income tax expense.


ASSET AND LIABILITY MANAGEMENT

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of September 30, 1996, the Association estimates that its one-year gap was a negative .90% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 99.11%.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Association's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate mortgage loans ("ARMs"); and (ii) selling its fixed-rate residential mortgage loans.

The Association focuses its lending activities on the origination of one year adjustable-rate residential mortgage loans and, to a lesser extent, three- and five-year adjustable rate residential mortgage loans. Although adjustable-rate loans involve certain risks, such loans decrease the risks associated with changes in interest rates. As a result of the Association's efforts, as of September 30, 1996, $90.3 million or 92.1% of the Association's portfolio of one-to-four family residential mortgage loans consisted of ARMs.

In order to offer a full range of loan products to its customers, the Association continues to originate fixed-rate loans and sell such loans to the Federal Home Loan Mortgage Corporation ("FHLMC"). During the years ended September 30, 1996 and 1995, such sales amounted to $2.2 million and $1.5 million, respectively. Such sales were conducted as a means of minimizing the interest rate risk associated with such loans.

Deposits are the Association's primary funding source and the Association prices its deposit accounts based upon competitive factors and the availability of prudent lending and investment opportunities. Pursuant to this policy, the Association has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market except upon specific occasions to control deposit flow or when market conditions have created opportunities to attract longer-term deposits. In addition, the Association does not pursue an aggressive growth strategy which would force the Association to focus exclusively on competitors' rates rather than deposit affordability. This policy has assisted the Association in controlling its cost of funds.


NET PORTFOLIO VALUE

Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Association's portfolio equity and the level of net interest income on a quarterly basis. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules and under such rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has recently indicated that no institution will be required to deduct capital for interest rate risk until further notice. Small, highly capitalized institutions, such as the Association, which have less than $300 million of assets and a risk-based capital ratio in excess of 12% are not generally subject to the interest rate risk component. Although First Federal is not subject to the interest rate risk component of the risk-based capital rules, the maturity/rate data is voluntarily submitted to the OTS so that management remains aware of the potential impact of interest rate changes as reported quarterly by the OTS in its interest rate risk exposure report.

The following table presents First Federal's NPV and the ratio of NPV to the present value ("PV") of assets as of September 30, 1996, as calculated by the OTS, based on information which was provided to the OTS by First Federal.


                                  Net Portfolio Value
------------------------------------------------------------------------------
                                   Estimated
  Change in                        NPV As A
Interest Rates     Estimated        % of PV          Amount         Percent
(basis points)        NPV          of Assets        of Change      of Change
______________   _____________   ______________   _____________   ___________
                            (Dollars in Thousands)

     +400 bp           $27,243          17.14%         $-5,319          -16%
     +300 bp            29,253          18.07           -3,308          -10
     +200 bp            30,931          18.79           -1,630           -5
     +100 bp            32,048          19.22             -513           -2
        0 bp            32,561          19.34
     -100 bp            32,537          19.21              -24            0
     -200 bp            32,248          18.95             -313           -1
     -300 bp            32,152          18.77             -409           -1
     -400 bp            32,348          18.74             -213           -1



  Risk Measures:  200 bp Rate Shock              9-30-96   6-30-96   3-31-96
___________________________________________      _______   _______   _______
Pre-Shock NPV Ratio:  NPV as % of PV of Assets     19.34%    19.70%    19.14%

Exposure Measure:  Post-Shock NPV Ratio            18.79%    19.04%    18.76%

Sensitivity Measure:  Change in NPV Ratio          -55 bp    -66 bp    -38 bp


CHANGES IN FINANCIAL CONDITION

GENERAL. The Company's assets increased $5.1 million or 3.2% to $165.7 million at September 30, 1996 from $160.7 million at September 30, 1995. The increase was due primarily to an increase of $13.5 million or 11.1% in loans receivable, net, partially offset by decreases of $5.0 million in cash and cash equivalents and $3.3 million in investment securities. The Company's total liabilities increased $11.5 million or 9.0% due primarily to increases of $8.1 million or 6.5% in deposits and $2.8 million in borrowed funds.

CASH AND CASH EQUIVALENTS. Cash and federal funds sold decreased $5.0 million or 36.0% to $8.9 million at September 30, 1996 from $13.8 million at September 30, 1995. In addition to normal operating uses, the cash funds were used primarily to fund increased loan demand and the payment of dividends including a $3.00 per share special one-time distribution.

INVESTMENTS. Investments decreased $4.0 million or 18.5% to $17.4 million at September 30, 1996 from $21.4 million at September 30, 1995. Proceeds from maturing investments were used primarily to fund increased loan demand.

LOANS RECEIVABLE. Loans receivable, net increased $13.5 million or 11.1% to $135.7 million at September 30, 1996 from $122.2 million at September 30, 1995. Increases were realized in all loan types with increases of $10.1 million or 8.6% in real estate loans, $2.3 million or 239.3% in commercial loans and $2.2 million or 28.6% in consumer loans. The Association intends to continue to place additional emphasis on commercial business loans and consumer loans.

NONPERFORMING ASSETS. Total nonperforming assets decreased $250,000 or 46.8% to $284,000 or .17% of total assets at September 30, 1996 compared to $534,000 or .33% of total assets at September 30, 1995. At September 30, 1996, nonperforming loans were $212,000 or .15% of total loans compared to $214,000 or .17% of total loans at September 30, 1995. Foreclosed real estate owned, net decreased $248,000 or 77.5% to $72,000 at September 30, 1996 from $320,000 at September 30, 1995. At September 30, 1996, the allowance for loan losses was $1.1 million or .82% of total loans and 540.09% of nonperforming loans compared to $1.1 million or .91% of total loans and 536.92% of nonperforming loans at September 30, 1995. Net charge-offs were $4,000 and $5,000 for fiscal years ended September 30, 1996 and 1995, respectively.

DEPOSITS. Deposits increased $8.1 million or 6.5% to $133.1 million at September 30, 1996 from $125.0 million at September 30, 1995. Increases were realized in all deposit types with increases of $478,000 or 8.2% in NOW accounts, $324,000 or 4.2% in money market accounts, $895,000 or 17.8% in savings accounts and $6.4 million or 6.1% in certificates of deposit. The additional deposits were used primarily to fund increased loan demand.

BORROWED FUNDS. Total borrowings increased $2.8 million to $2.9 million at September 30, 1996 from $62,000 at September 30, 1995. In September 1996, the Company borrowed $475,000 from a local financial institution on a short-term basis, and sold $2.4 million of securities with repurchase agreements. The loan and the repurchase agreements matured in October 1996 and were repaid at that time. The borrowings provided cash needed on a temporary basis due to the payment of the $3.00 per share special one-time distribution to stockholders on September 25, 1996. Borrowings were utilized to minimize any loss from the sale of securities.

STOCKHOLDERS' EQUITY. Stockholders' equity decreased $6.4 million to $26.4 million at September 30, 1996 from $32.8 million at September 30, 1995. The decrease was primarily the result of $933,000 for the purchase of 62,300 shares for employee benefit plans, $1.6 million for the repurchase of 99,187 shares, and $6.5 million for the payment of dividends, including a $5.7 million special one-time distribution. Net income increased $398,000 or 19.9% to $2.4 million for fiscal 1996 compared to $2.0 million for fiscal 1995. The ratio of stockholders' equity to total assets was 15.9% at September 30, 1996 compared to 20.4% at September 30, 1995.

AVERAGE BALANCES, NET INTEREST INCOME, AND YIELDS EARNED AND RATES PAID. The following table presents, for the periods indicated, the interest income and rates earned on average interest-earning assets, the interest expense and rates paid on average interest-bearing liabilities, and the net interest income and net interest margin which is net interest income divided by average interest-earning assets. Since interest-earning assets do not include any tax-exempt securities except for applicable state income taxes, income and rates include no adjustment for a tax-equivalent basis.



                                           Year Ended September 30,
                       ------------------------------------------------------------------
                               1996                  1995                  1994
                       --------------------  --------------------  ----------------------
                         Average Income/        Average Income/       Average Income/
                       Balance Expense Rate  Balance Expense Rate   Balance Expense Rate
                         ($)    ($)    (%)    ($)     ($)    (%)     ($)    ($)    (%)
                       ------ ------ ------  ------ ------ ------   ------ ------ ------
                                            (Dollars in Thousands)
ASSETS

Earning assets:
 Loans receivable..... 129,182 10,850  8.40  121,074  9,769  8.07  113,575  8,448  7.44
 Investments..........  29,527  1,738  5.89   21,124  1,277  6.05   15,538    830  5.34
 Mortgage-backed
  securities..........   2,067    157  7.60    2,450    190  7.76    3,154    250  7.93
                        ------ ------         ------ ------         ------ ------
  Total earning assets 160,776 12,745  7.93  144,648 11,236  7.77  132,267  9,528  7.20
                               ------                ------                ------
Nonearning assets.....   3,601                 4,242                 4,909
                        ------ ------         ------                ------
  Total assets........ 164,377               148,890               137,176
                        ------ ------         ------                ------
                        ------ ------         ------                ------

LIABILITIES AND
STOCKHOLDERS' EQUITY

Interest-bearing
  liabilities:
 Transaction and
  savings accounts....  20,243    553  2.73   20,605    627  3.04   22,624    584  2.58
 Other time deposits.. 107,866  5,919  5.49  106,087  5,412  5.10   99,940  4,451  4.45
 Short-term borrowings     143      8  5.87       39      3  6.50       --     --
                       ------- ------         ------ ------         ------ ------
  Total interest-
   bearing liabilities 128,252  6,480  5.05  126,731  6,042  4.77  122,564  5,035  4.11
                               ------                ------                ------
Noninterest-bearing
 liabilities..........   3,420                 3,818                 2,762
                       -------                ------               -------
  Total liabilities... 131,672               130,549               125,326
Stockholders' equity..  32,705                18,341                11,850
                       -------                ------                ------
  Total liabilities
   and equity......... 164,377               148,890               137,176
                       -------                ------                ------
                       -------                ------                ------

Net interest income...          6,265                 5,194                 4,493
                               ------                ------                ------
                               ------                ------                ------
Net interest spread...                 2.88                  3.00                  3.09

Net interest margin...                 3.90                  3.59                  3.40


RATE/VOLUME ANALYSIS. The following table describes the extent to which changes in volume and changes in interest rates of interest-related assets and liabilities have affected interest income and expense during the periods indicated. Volume change is computed by multiplying the change in volume by the prior year rate. Rate change is computed by multiplying the change in rate by the prior year volume. Changes not solely due to volume or rate changes are allocated to rate.


                                              Change                  Change
                                          1996 from 1995          1995 from 1994
                                       ____________________    ____________________
                                        Increase(Decrease)      Increase(Decrease)
                                              Due to                  Due to
                                       ____________________    ____________________
                                       Total  Volume   Rate    Total  Volume   Rate
                                       _____  ______  _____    _____  ______  _____
                                                  (Dollars in Thousands)
    Change in interest income:
     Loans receivable...............  $1,081  $  654 $  427   $1,321  $  558 $  763
     Investments....................     461     508   ( 47)     447     298    149
     Mortgage-backed securities.....    ( 33)   ( 30)  (  3)    ( 60)   ( 56)  (  4)
                                       _____   _____  _____    _____   _____  _____
      Total interest income.........   1,509   1,132    377    1,708     800    908
                                       _____   _____  _____    _____   _____  _____


    Change in interest expense:
     Transaction and
      savings accounts..............    ( 74)   ( 11)  ( 63)      43    ( 52)    95
     Other time deposits............     507      91    416      964     275    689
     Short-term borrowings..........       5       7   (  2)      --      --     --
                                       _____   _____  _____    _____   _____  _____
      Total interest expense........     438      87    351    1,007     223    784
                                       _____   _____  _____    _____   _____  _____


      Net interest income...........  $1,071  $1,045 $   26   $  701  $  577 $  124
                                       =====   =====  =====    =====   =====  =====


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995

GENERAL. The Company's net income was $2.4 million for fiscal 1996 compared to $2.0 million for fiscal 1995. The increase of $398,000 or 19.9% during fiscal 1996 was primarily due to an increase of $1.1 million in net interest income, a decrease of $177,000 in the provision for loan losses and a decrease of $300,000 in the provision for losses on foreclosed real estate, all of which were partially offset by a special SAIF deposit premium assessment of $835,000.

NET INTEREST INCOME. The Company's net interest income increased $1.1 million or 20.6% to $6.3 million for fiscal 1996 compared to $5.2 million for fiscal 1995. The increase in net interest income was due to a $1.5 million or 13.4% increase in interest income which was partially offset by a $438,000 or 7.2% increase in interest expense. The increase in interest income was primarily due to an increase in both the average balance of and average yield on loans receivable while the increase in interest expense was primarily due to an increase in the average rate paid on deposits. The improvement in the net interest margin to 3.90% in fiscal 1996 from 3.59% in fiscal 1995 resulted from the 20.6% increase in net interest income versus the 11.1% increase in average earning assets. The decrease in the interest rate spread from 3.00% in fiscal 1995 to 2.88% in fiscal 1996 was more than offset by an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 125.36% for fiscal 1996 compared to 114.14% for fiscal 1995.

INTEREST INCOME. During fiscal 1996 compared to fiscal 1995, total interest income increased $1.5 million or 13.4% of which $1.1 million was due to an increase in average balance and $377,000 was due to an increase in average yield. The average balance of total earning assets increased $16.1 million to $160.8 million from $144.7 million and the average yield increased to 7.93% from 7.77%. The increase in total interest income was due primarily to increases in income on loans and investments. Interest income on loans increased $1.1 million or 11.1% of which $654,000 was due to an increase in average balance and $427,000 was due to an increase in average yield. The increase in the average balance of loans to $129.2 million from $121.1 million was due to increased loan demand while the increase in the average yield to 8.40% from 8.07% primarily reflects the increase in market interest rates, particularly during the first half of fiscal 1996. Interest income on investments increased $461,000 or 36.1% of which $508,000 was due to an increase in average balance, partially offset by a decrease of $47,000 due to a decline in average yield. The increase in the average balance of investments to $29.5 million from $21.1 million was partially offset by the decline in the average yield to 5.89% from 6.05%.

INTEREST EXPENSE. During fiscal 1996 compared to fiscal 1995, total interest expense increased $438,000 or 7.2% of which $87,000 was due to an increase in average balance and $351,000 was due to an increase in average rate. The average balance of total interest-bearing liabilities increased $1.5 million to $128.2 million from $126.7 million and the average rate increased to 5.05% from 4.77%. The increase in total interest expense was due primarily to an increase in interest on deposits which increased $433,000 or 7.2% of which $80,000 was due to an increase in average balance and $353,000 was due to an increase in average rate. The increase in the average rate paid on deposits to 5.05% from 4.77% primarily reflects the increase in market interest rates during fiscal 1996.

PROVISION FOR LOAN LOSSES. No provisions were made for loan losses during fiscal 1996. The $177,000 provision for loan losses during fiscal 1995 was due primarily to management's assessment at such time of an increased risk of loss in light of a proposed closing of a major local employer which currently employees approximately 2,500 persons. However, the Base Realignment and Closure Commission removed the depot from the closure list but proposed a transfer of certain operations to another depot. The reduction due to base realignments has been delayed and is currently scheduled to begin on or after October 1997, and is expected to result in a workforce reduction of approximately 500 to 600 employees. No provision for loan losses has been recorded for the last six successive quarters due to the consistently favorable ratio of nonperforming loans to total loans of .15%,
 .17% and .09% at September 30, 1996, 1995 and 1994, respectively. Management believes that the current allowance for loan losses is adequate based upon prior loss experience, the volume and type of lending conducted by the Association, industry standards, past due loans and the current economic conditions in the market area.

NONINTEREST INCOME. Noninterest income increased $88,000 or 13.2% to $753,000 for fiscal 1996 compared to $665,000 for fiscal 1995. Such increase was primarily due to an increase of $55,000 in loan origination and commitment fees, primarily as a result of increased loan production. See
Note 16 of the Notes to the Consolidated Financial Statements for comparison of other noninterest income items.

NONINTEREST EXPENSE. Noninterest expense increased $968,000 or 40.9% to $3.3 million for fiscal 1996 compared to $2.4 million for fiscal 1995. The increase was primarily due to a $835,000 increase in SAIF deposit insurance premium resulting from a special assessment in the fourth quarter, and a $281,000 or 23.4% increase in compensation and benefits. These increases in noninterest expense were partially offset by a $300,000 decrease in the provision for loss on foreclosed real estate. The increase in compensation and benefits was due to a $79,000 or 8.7% increase in compensation and a $202,000 or 67.4% increase in benefits. The increase in compensation expense was the result of adding two additional staff members and normal salary and merit increases. The increase in benefits expense was due primarily to expenses related to the ESOP for a full year in fiscal 1996 compared to three months, beginning in July, in fiscal 1995. See Note 16 of the Notes to the Consolidated Financial Statements for comparison of other noninterest expense items.

INCOME TAXES. Income tax expense amounted to $1.3 million for both fiscal 1996 and 1995, resulting in effective tax rates of 34.8% and 39.6%, respectively. See Note 11 of the Notes to the Consolidated Financial Statements.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994

GENERAL. The Company's net income amounted to $2.0 million for fiscal 1995 compared to $2.5 million for fiscal 1994. The decrease during fiscal 1995 was primarily due to a non-recurring income tax refund of $554,000 recognized in fiscal 1994.

NET INTEREST INCOME. The Company's net interest income increased $701,000 or 15.6% to $5.2 million for fiscal 1995 compared to $4.5 million for fiscal 1994. The increase in net interest income was due to a $1.7 million or 17.9% increase in interest income which was partially offset by a $1.0 million or 20.0% increase in interest expense. The increase in interest income was primarily due to an increase in both the average balance of and average yield on loans receivable while the increase in interest expense was primarily due to an increase in the average rate paid on deposits. The decrease in the interest rate spread from 3.09% in fiscal 1994 to 3.00% in fiscal 1995 was more than offset by an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 114.14% for fiscal 1995 compared to 107.92% for fiscal 1994.

INTEREST INCOME. Interest income on loans increased by $1.3 million or 15.6% during fiscal 1995 compared to fiscal 1994. The increase in interest income on loans was due to an increase in the weighted average yield earned on such assets to 8.07% for fiscal 1995 compared to 7.44% for fiscal 1994 as well as an increase of $7.5 million or 6.6% in the average balance to $121.1 million for fiscal 1995 compared to $113.6 million for fiscal 1994. The increase in the average balance was due to increased loan demand while the increase in the weighted average yield earned primarily reflects the increase in market interest rates, particularly during the first half of fiscal 1995. Interest income on investment securities increased $447,000 or 53.8% to $1.3 million for fiscal 1995 compared to $830,000 for fiscal 1994. Such increase was primarily due to an increase in the average balance of investment securities, due in part to the investment of net proceeds from the Conversion in such assets.

INTEREST EXPENSE. Interest expense increased $1.0 million or 20.0% during fiscal 1995 primarily as a result of an increase in the average rate paid on deposits to 4.77% compared to 4.11% during fiscal 1994. Such increase in the average rate paid primarily reflects the increase in market interest rates during fiscal 1995.

PROVISION FOR LOAN LOSSES. The provision for loan losses amounted to $177,000 for fiscal 1995. The Company did not make any provisions for fiscal 1994. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon management's assessment of prior loss experience, the volume and type of lending conducted by the Association, industry standards, past due loans, economic conditions in the Association's market area and generally any other factors related to the collectibility of the Association's loan portfolio. The increase in the provision for fiscal 1995 was primarily due to management's assessment of the increased risk of loss in the Association's loan portfolio during such time.

NONINTEREST INCOME. Noninterest income decreased $612,000 or 47.9% to $665,000 for fiscal 1995 compared to fiscal 1994. Such decrease was primarily due to a non-recurring income tax refund of $554,000 recognized in fiscal 1994. See Note 19 of the Notes to the Consolidated Financial Statements. In addition, loan origination and commitment fees decreased $119,000 or 29.7% to $281,000 for fiscal 1995 compared to fiscal 1994 primarily as a result of reduced loan production.

NONINTEREST EXPENSE. Noninterest expenses increased $357,000 or 17.7% to $2.4 million for fiscal 1995 compared to $2.0 million for fiscal 1994. Such increase was primarily due to a $146,000 or 13.8% increase in compensation and benefits as well as a $182,000 or 154.2% increase in provisions and other losses on foreclosed real estate. The increase in compensation and benefits was due to normal salary and merit increases. The increase in provisions and other losses on foreclosed real estate was primarily due to additional write-downs on the Association's one remaining foreclosed property.

INCOME TAXES. Income tax expense amounted to $1.3 million and $1.1 million for fiscal 1995 and 1994, respectively, resulting in effective tax rates of 39.6% and 30.1%, respectively. See Note 11 of the Notes to the Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES

The Association's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Association's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans, sales of loans, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Association manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Association invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Association has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Association may borrow from the FHLB of Dallas but has not generally utilized this source of funds.

All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all
savings institutions.   At the present time, the required minimum liquid
asset ratio is 5%. At September 30, 1996, the Association's liquidity ratio was 17.10%.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Association maintains a strategy of investing in various lending products such as single-family residential loans. The Association uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals and fund loan commitments. At September 30, 1996, the total approved loan commitments outstanding, excluding construction loans, amounted to $2.5 million. At the same date, the unadvanced portion of construction loans approximated $3.6 million. Certificates of deposit scheduled to mature in one year or less at September 30, 1996 totaled $80.9 million. Investment securities scheduled to mature in one year or less at September 30, 1996 totaled $3.1 million. Management believes that a significant portion of maturing deposits will remain with the Association.

As of September 30, 1996, the Association's regulatory capital was well in excess of all applicable regulatory requirements. See "Selected Financial Data" and Note 15 of the Notes to the Consolidated Financial Statements.


RECENT ACCOUNTING DEVELOPMENTS

In May 1993, the Financial Accounting Standards Board ("FASB") adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," affecting the accounting for investments in all debt and equity securities, which are to be classified in one of three categories for fiscal years beginning after December 15, 1993. Securities that an institution has the positive intent and ability to hold to maturity are to be reported at amortized cost. Securities that are bought and held principally for the purpose of selling them in the near term are to be classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Other securities are to be classified as securities available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. The Association adopted SFAS No. 115 effective October 1, 1994. On November 15, 1995, the FASB issued a guide to implementation of SFAS No. 115 which permitted institutions, on a one time basis, to move securities from one category to another (i.e., from held to maturity to available for sale without penalty until December 31, 1995.) On November 30, 1995, the Company reclassified its investment securities as available for sale from held to maturity. The adoption of SFAS No. 115 has not had a material adverse effect on the Company's financial condition or results of operations.

In November 1993, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 93-6, Employers' Accounting for Employee Stock Ownership Plans ("ESOPs"), which is effective for years beginning after December 15, 1993. SOP 93-6 requires the application of its guidance for shares acquired by ESOPs after December 31, 1992 but not yet committed to be released as of the beginning of the year SOP 93-6 is adopted. SOP 93-6 will, among other things, change the measure of compensation expense recorded by employers for leveraged ESOPs from the cost of ESOP shares to the fair value of ESOP shares. The Company and the Association adopted the ESOP in connection with the Conversion, which purchased 7% of the Common Stock sold in the Conversion. Under SOP 93-6, the Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the Company's ESOP shares differ from the cost of such shares, this differential will be charged or credited to equity.
 Employers with internally leveraged ESOPs such as the Company will not report the loan receivable from the ESOP as an asset and will not report the ESOP debt from the employer as a liability. The application of SOP 93-6 has not had a material adverse impact on the Company's financial condition or results of operations.


IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

Unlike most industrial companies, virtually all of the Company's and the Association's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.


RECENT LEGISLATION

The deposits of the Association are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers commercial bank deposits, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The BIF has achieved a fully funded status in contrast to the SAIF and, therefore, the Federal Deposit Insurance Corporation ("FDIC") recently substantially reduced the average deposit insurance premium paid by commercial banks to a level significantly below the average premium paid by savings institutions.

The underfunded status of the SAIF has resulted in the introduction of federal legislation intended to, among other things, recapitalize the SAIF and address the resulting premium disparity. On September 30, 1996, The Omnibus Appropriations Act was signed into law. The legislation authorized a one-time charge on SAIF insured deposits at a rate of 65.7 basis points per $100.00 of March 31, 1995 deposits. As a result, First Federal's assessment amounted to $835,000 ($515,000 net of tax). Additional provisions of the Act include new BIF and SAIF premiums and the merger of BIF and SAIF. The new BIF and SAIF premiums will include a premium for repayment of the Financing Corporation ("FICO") bonds plus any regular insurance assessment, currently nothing for the lowest risk category institutions. Until full pro-rata FICO sharing is in effect, the FICO premiums for BIF and SAIF will be 1.3 and 6.4 basis points, respectively, beginning January 1, 1997. Full pro-rata FICO sharing is to begin no later than January 1, 2000. BIF and SAIF are to be merged on January 1, 1999, provided the bank and savings association charters are merged by that date. While the one-time special assessment has a significant impact on the current year earnings, the resulting lower annual premiums will benefit future earnings.

                               [Letterhead]

                           REPORT OF INDEPENDENT AUDITORS

                                          November 15, 1996

The Board of Directors and Stockholders
Texarkana First Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Texarkana First Financial Corporation and subsidiary as of September 30, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texarkana First Financial Corporation and subsidiary as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and No. 109, "Accounting for Income Taxes," on October 1, 1994 and 1993, respectively.


                                          /s/ Wilf & Henderson, P.C.
                                          WILF & HENDERSON, P.C.
                                          Certified Public Accountants

                     TEXARKANA FIRST FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                        (In Thousands, Except Share Data)

                                                                        AT SEPTEMBER 30,
                                                                    ------------------------
                  ASSETS                                               1996           1995
                                                                    ---------      ---------
Cash and cash equivalents
        Cash and due from banks                                     $   1,481   $    1,125
        Interest-bearing deposits in other banks                        1,829        4,823
        Federal funds sold                                              5,550        7,900
                                                                    ---------   ----------
             Total cash and cash equivalents                            8,860       13,848
Investment securities available for sale                               14,887        1,007
Investment securities held to maturity                                     --       17,153
Mortgage-backed securities held to maturity                             1,518        2,280
Federal Home Loan Bank stock                                            1,053          992
Loans receivable, net                                                 135,660      122,160
Accrued interest receivable                                             1,207        1,060
Foreclosed real estate held for sale, net                                  72          320
Premises and equipment, net                                             2,014        1,743
Other assets                                                              476           89
                                                                    ---------   ----------
        Total assets                                                $ 165,747    $ 160,652
                                                                    ---------   ----------
                                                                    ---------   ----------
              LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                            $ 133,071    $ 124,953
Advances from borrowers for taxes and insurance                         1,865        1,944
Borrowed funds                                                          2,858           63
Accrued federal income tax                                                 25          395
Accrued state income tax                                                  138          163
Accrued expenses and other liabilities                                  1,366          326
                                                                    ---------   ----------
        Total liabilities                                             139,323      127,844
                                                                    ---------   ----------
Commitments and contingencies                                              --           --
                                                                    ---------   ----------
Common stock, $0.01 par value; 15,000,000 shares authorized;
        1,983,750 shares issued and outstanding                            20           20
Additional paid-in capital                                             13,052       19,134
Common stock acquired by employee benefit plans                        (2,147)      (1,353)
Treasury stock, at cost, 99,187 shares                                 (1,567)          --
Unrealized gain (loss) on securities available for sale, net of tax        (8)           8
Retained earnings substantially restricted                             17,074       14,999
                                                                    ---------   ----------
      Total stockholders' equity                                       26,424       32,808
                                                                    ---------   ----------
      Total liabilities and stockholders' equity                     $165,747     $160,652
                                                                    ---------   ----------
                                                                    ---------   ----------



See accompanying notes to consolidated financial statements.

                     TEXARKANA FIRST FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                      (In Thousands, Except Per Share Data)

                                                                    For the years ended September 30,
                                                                --------------------------------------------
                                                                    1996            1995           1994
                                                                ------------    ------------    ------------
Interest income:
     Loans:
         First mortgage loans                                   $     9,962     $     9,121     $ 7,933
         Consumer and other loans                                       888             648         515
     Investments - taxable                                            1,738           1,277         830
     Mortgage-backed and related securities                             157             190         250
                                                                -----------     -----------     -------
         Total interest income                                       12,745          11,236       9,528
                                                                -----------     -----------     -------
Interest expense:
     Deposits                                                         6,472           6,039       5,035
     Borrowed funds                                                       8               3          --
                                                                -----------     -----------     -------
         Total interest expense                                       6,480           6,042       5,035
                                                                -----------     -----------     -------
         Net interest income                                          6,265           5,194       4,493
Provision for loan losses                                                --            (177)         --
                                                                -----------     -----------     -------
         Net interest income after provision for loan losses          6,265           5,017       4,493
                                                                -----------     -----------     -------
Noninterest income:
    Gain (loss) on sale of repossessed assets, net                       21              77          13
     Loan origination and commitment fees                               336             281         400
     Investment securities gain (loss), net                              (3)             --          --
     Other non interest income                                          399             307         310
     Income from tax refunds net of tax and expenses                     --              --         554
                                                                -----------     -----------     -------
         Total noninterest income                                       753             665       1,277
                                                                -----------     -----------     -------
Noninterest expense:
       Compensation and benefits                                      1,482           1,201       1,055
       Occupancy and equipment                                          168             158         148
       SAIF deposit insurance premium                                 1,136             288         284
       Provisions and other losses on foreclosed real estate             --             300         118
       Other                                                            549             420         405
                                                                -----------     -----------     -------
         Total noninterest expense                                    3,335           2,367       2,010
                                                                -----------     -----------     -------
         Net noninterest income (expense)                            (2,582)         (1,702)       (733)
                                                                -----------     -----------     -------
Income before income taxes and cumulative effect of
     change in accounting principle                                   3,683           3,315        3,760
Income tax expense                                                    1,282           1,312        1,130
                                                                -----------     -----------     -------
Income before cumulative effect of change in
     accounting principle                                             2,401           2,003        2,630
Cumulative effect of change in accounting for income tax                 --              --          (89)
                                                                -----------     -----------     -------
Net income                                                       $    2,401      $    2,003       $ 2,541
                                                                -----------     -----------     -------
Earnings per common share (a)                                    $     1.31      $     0.40       $ N/A
Weighted average number of shares outstanding                     1,832,272       1,844,928         N/A



(a) Earnings per share for 1995 are calculated since July 7, 1995, the date of the initial public offering.

  See accompanying notes to consolidated financial statements.

                     TEXARKANA FIRST FINANCIAL CORPORATION
                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (In Thousands)


                                                                                         Unrealized
                                                             Common                     Gain (Loss)
                                                                Stock                   on Available
                                              Additional     Acquired by                  for Sale                       Total
                                    Common     Paid-in      Stock Benefit    Treasury     Securities      Retained    Stockholders'
                                    Stock      Capital         Plans          Stock      (net of tax)     Earnings       Equity
                                   --------- ------------  ---------------  ----------  --------------  -----------  -------------
At October 1, 1993                  $   --    $     --      $       --        $    --     $    --        $ 10,455     $ 10,455

Net income                              --          --              --             --          --           2,541        2,541
                                    ------    --------      ----------        -------     -------        --------     ---------
At September 30, 1994                   --          --              --             --          --          12,996       12,996

Common stock issued                     20      19,124              --             --          --              --       19,144

Common stock acquired by
    ESOP                                --          --          (1,388)            --          --              --       (1,388)

ESOP stock committed to be
     released                           --          10              35             --          --              --           45

Unrealized gain on securities
     available for sale                 --          --              --             --           8              --            8

Net income                              --          --              --             --          --           2,003        2,003
                                    ------    --------      ----------        -------     -------        --------     ---------
At September 30, 1995                   20      19,134          (1,353)            --           8          14,999       32,808

ESOP shares committed
     to be released                     --          67             139             --          --              --          206

Common stock acquired for
    MRP  plans                          --          --            (933)                        --                         (933)

Purchase of treasury stock              --          --              --         (1,567)         --              --       (1,567)

Unrealized (loss)  on securities
     available for sale                 --          --              --             --          (16)            --          (16)

Dividends paid from earnings            --          --              --             --           --           (326)        (326)

Capital distributions                   --      (6,149)             --             --           --             --       (6,149)

Net income                              --          --              --             --           --          2,401        2,401
                                    ------    --------      ----------        -------       -------      --------     --------
At September 30, 1996               $   20    $ 13,052      $   (2,147)       $(1,567)      $    (8)     $ 17,074     $ 26,424


See accompanying notes to consolidated financial statements.

                         TEXARKANA FIRST FINANCIAL CORPORATION
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (In thousands)

                                                               FOR THE YEARS ENDED SEPTEMBER 30,
                                                               ---------------------------------
                                                                 1996        1995        1994
                                                                -------     -------     -------
Cash Flows From Operating Activities:
  Interest and dividends received                               $12,478     $10,981     $ 9,855
  Miscellaneous income received                                     681         523         188
  Interest paid                                                  (2,875)     (1,828)     (1,714)
  Cash paid to suppliers and employees                           (2,242)     (1,829)     (1,801)
  Cash from REO operations                                           49          29          51
  Cash paid for REO operations                                      (19)        (25)        (26)
  Cash from loans sold                                            1,566       1,514       8,784
  Cash paid for loans originated to sell                         (1,566)     (1,514)     (8,613)
  Income taxes paid                                              (1,674)     (1,154)     (1,124)
                                                                -------     -------     -------
      Net Cash Provided By Operating Activities                   6,398       6,697       5,600
                                                                -------     -------     -------

Cash Flows From Investing Activities:
  Proceeds from call and maturities of investment securities     11,500       1,500       6,500
  Proceeds from sale of investment securities available for sale  1,387         --          --
  Purchases of investment securities                             (9,593)     (6,264)     (7,498)
  Collection of principal on mortgage-backed securities             762         430       1,771
  FHLB stock redeemed                                               --          --           50
  Recovery of investment in service bureau                           85           4           4
  Purchase of fixed assets                                         (352)       (128)        (49)
  Sale of fixed assets                                              --           18          --
  Net (increase) in loans                                       (13,623)     (4,941)     (6,612)
  Proceeds from sale of REO and other REO recoveries                 72         314       1,434
  Cash paid for REO held for resale                                  (4)        (40)        (25)
                                                                -------     -------     -------
      Net Cash Used In Investing Activities                      (9,766)     (9,107)     (4,425)
                                                                -------     -------     -------

Cash Flows From Financing Activities:
  Net increase (decrease) in savings,
     demand deposits, and certificates of deposit                 4,426      (3,646)     (3,310)
  Net increase (decrease) in escrow funds                           (79)        (20)        130
  Net proceeds from sale of stock                                   --       19,144         --
  Purchase of common stock for employee benefit plans              (933)     (1,388)        --
  Purchase of treasury stock                                     (1,567)        --          --
  Dividend and return of capital distributions                   (6,263)        --          --
  Funds borrowed                                                  2,815         --          --
   Repayment of funds borrowed                                      (19)        --          --
                                                                -------     -------     -------
      Net Cash Provided By (Used In) Financing Activities        (1,620)     14,090      (3,180)
                                                                -------     -------     -------
Net Increase (Decrease) In Cash and Cash Equivalents             (4,988)     11,680      (2,005)
Cash and Cash Equivalents, beginning of year                     13,848       2,168       4,173
                                                                -------     -------     -------
Cash and Cash Equivalents, end of year                          $ 8,860     $13,848     $ 2,168
                                                                -------     -------     -------
                                                                -------     -------     -------

                    See accompanying notes to consolidated financial statements.

SUPPLEMENTAL INFORMATION CONCERNING CASH FLOWS

                                                                           1996    1995    1994
                                                                         -------  ------  ------
Reconciliation of net income to cash provided
          by operating activities:
Net income                                                               $2,401   $2,003  $2,541
                                                                         -------  ------  ------
Adjustments to reconcile net income to cash provided
          by operating activities:
   Depreciation                                                              81       81      74
   Amortization of discounts and premiums                                   (43)      10     (17)
   Amortization of common stock acquired by benefit plans                   206       45       -
   Amortization of deferred loan fees                                       (18)     (17)    (28)
   (Gain) loss on sales of real estate owned                                (11)     (77)    (13)
   (Gain) loss on sales of fixed assets                                       -        8       -
   (Gain) loss on investment securities available for sale                    3        -       -
   (Gain) loss on sale of interest in service center                        (33)       -       -
   Provisions for loan losses                                                 -      177       -
   Provisions for losses on real estate held for sale                         -      300     118
   Interest expense credited to saving accounts                           3,693    4,103   3,294
   Dividend and interest income added to investments                       (102)     (98)    (39)
   Loan fees deferred                                                        13       11       9
Changes in assets and liabilities:
   (Increase) decrease in interest receivable                              (146)    (188)      2
   Increase (decrease) in accrued interest payable                          (88)     111      26
   Increase (decrease) in income tax payable                               (392)     158      95
   Increase (decrease) in federal refund contingency                          -        -    (649)
   (Increase) decrease in loans held for sale                                 -        -     171
   Net increase (decrease) in other receivables and payables                834       70      16
                                                                        --------  ------  ------
          Total adjustments                                               3,997    4,694   3,059
                                                                        --------  ------  ------
Net cash provided by operations                                          $6,398   $6,697  $5,600
                                                                        ========  ======  ======
Supplemental schedule of noncash investing
   and financing activities:
     Acquisition of real estate in settlement of loans                   $  161   $  182  $    -
     Loans made to finance sale of REO                                       32      184       -
     Assets purchased with notes payable                                      -       63       -
     Transfer of REO to real estate held for investment                     320        -       -
     FHLB stock dividends not redeemed                                       62       61      39
     Patronage dividend from service center                                   -       34       -
     Transfer of securities from held to maturity to available for sale  16,679      999       -

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CONVERSION TO CAPITAL STOCK FORM OF OWNERSHIP

On February 22, 1995, the Board of Directors of First Federal Savings and Loan Association of Texarkana (the "Association") adopted a Plan of Conversion to convert from a federally chartered mutual savings and loan to a federally chartered stock savings and loan with the concurrent formation of Texarkana First Financial Corporation (the "Company"), a unitary savings and loan holding company. The Conversion was completed on July 7, 1995 whereby Texarkana First Financial Corporation issued 1,983,750 shares of its common stock in a public offering to the Association's eligible depositors and borrowers and the Texarkana First Financial Corporation Employee Stock Ownership Plan (the "ESOP) and resulted in proceeds to the Company of $17,755 net of $694 of costs associated with the Conversion.

BUSINESS
The Company's principal subsidiary, First Federal Savings and Loan Association of Texarkana, is a federally-chartered stock savings and loan conducting business from its main office in Texarkana, Arkansas and from four branches located in Arkansas.

The Company is subject to competition from other financial institutions and other companies that provide financial services. The Company and the Association are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.


PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and the Association. All significant intercompany transactions have been eliminated in consolidation. Additionally, certain reclassifications have been made in order to conform with the current year's presentation. The accompanying consolidated financial statements have been prepared on an accrual basis.

BASIS OF FINANCIAL STATEMENT PRESENTATION
The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported values of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, and the valuation of deferred tax assets as well as the effect of prepayments on premiums and discounts associated with investments and mortgage-related securities. Management believes that the allowance for loan losses, and the valuations of other real estate owned and deferred tax assets are adequate, and that the effect of prepayments on premiums and discounts associated with investments and mortgage-related securities has been adequately evaluated.

Various agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and valuation of other real estate owned.

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


CASH
For purposes of the statement of cash flows, cash and cash equivalents include cash and interest-bearing deposits, federal funds sold, and all highly liquid debt instruments with original maturities when purchased of three months or less. The Company maintains cash deposits in other depository institutions which may exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions.

ASSETS AVAILABLE FOR SALE
Included in assets available for sale are any investments which the Company believes may be involved in interest rate risk, liquidity, or other asset/liability management decisions which might reasonably result in such assets not being held until maturity.

Investments available for sale are carried at fair value with net unrealized gains and losses included, net of income tax, in stockholders' equity.

The Company's loans held for sale consist only of loans made with prior commitments of purchase from the Federal Home Loan Mortgage Corporation (FHLMC). The Company assumes no market risk on loans held for sale. In the unlikely event the loan is refused by the FHLMC, the loan is retained in the Company's loan portfolio and held to maturity.

INVESTMENTS AND MORTGAGE-RELATED SECURITIES
Investments and mortgage-related securities, including equity securities that are not readily marketable, are stated at cost, adjusted for the amortization of premiums and the accretion of discounts using a method which approximates level yield. Management has the ability and the intent to hold such securities until maturity. On October 1, 1994 the Company adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities;" the result of this accounting change had no material effect on the Company's financial statements. The Company is required to maintain stock in the Federal Home Loan Bank of Dallas ("FHLB") in an amount equal to 1% of mortgage loans secured by residential property. Such stock is carried by the Company at cost.

LOANS RECEIVABLE
Loans held to maturity are stated at the amount of the unpaid principal balance net of the allowance for loan losses and capitalized loan origination fees and certain direct origination costs. Loan fees in excess of the direct cost of originating the loan that result in income in excess of the market rate are deferred and taken into income over the contractual life of the loan on a level yield basis.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is maintained at a level that management considers adequate to provide for potential losses based upon evaluation of known and inherent risks in the loan portfolio, past loss experience, current economic conditions, and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, various agencies as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments of information that is available to them at the time of their examination.

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


ACCRUED INTEREST
Interest on loans is credited to income as it is earned. Generally, interest income is not accrued for loans delinquent 90 days or greater. Payments received on nonaccrual and impaired loans are applied to the outstanding principal balance. The Company does not recognize interest on impaired loans.

FORECLOSED REAL ESTATE HELD FOR SALE
Real estate acquired through foreclosure is classified as other real estate owned. Other real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Fair value is generally determined through the use of independent appraisals. In certain cases, internal cash flow analysis are used as the basis for fair value, if such amounts are lower than the appraised values.

PREMISES AND EQUIPMENT
Premises and equipment are carried at cost. Depreciation and amortization are generally computed on the straight-line method. The estimated useful lives used to compute depreciation and amortization are 40 to 50 years for buildings and 5 to 10 years for furniture and equipment. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

INCOME TAXES
The Company and its subsidiary file separate federal income tax returns. The subsidiary adopted SFAS 109 "Accounting for Income Taxes" effective October 1, 1994. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for future deductible temporary differences. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NET INCOME PER SHARE
Net income per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. For the year ended September 30, 1995 earnings per share was computed on earnings from July 7, 1995, the date of the initial public offering, to September 30, 1995.


NOTE 2 - ASSETS AVAILABLE FOR SALE
Assets available for sale at September 30, 1996 and 1995 consisted of the following:



                                                   September 30, 1996
                                        ------------------------------------
                                        Amortized      Unrealized     Fair
                                                  -----------------
                                          Cost      Gains    Losses   Value
                                        --------- -------   -------  -------
U. S. Government securities             $14,898   $   122   $   133 $14,887
                                        =======   =======   ======= =======


                                                   September 30, 1995
                                        ------------------------------------
                                        Amortized      Unrealized     Fair
                                                  -----------------
                                          Cost     Gains     Losses   Value
                                        --------- -------   -------  -------
U. S. Government securities             $  999    $     8   $    --  $ 1,007
                                        ========= =======   =======  =======


In December 1995, the Company transferred $16,679 of debt related securities to available for sale. This transfer was in accordance with a special reassessment provision contained within a Special Report issued by the Financial Accounting Standards Board.

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 3 - SECURITIES TO BE HELD TO MATURITY
Securities to by held to maturity at September 30, 1996 and 1995 consisted of the following:

                                                   September 30, 1996
                                        -------------------------------------
                                        Amortized      Unrealized     Fair
                                                   -----------------
                                          Cost     Gains     Losses   Value
                                        --------- -------   -------- --------
Mortgage-backed securities:

    Federal Home Loan Mortgage
    Corporation securities              $   709   $    25   $    --  $   734

    Federal National Mortgage
    Association securities                  809        --         5      804

    Equity securities:

Federal Home Loan Bank stock              1,053        --        --    1,053
                                        -------   -------   -------  -------
                                        $ 2,571   $    25   $     5  $ 2,591
                                        =======   =======   =======  =======



                                                   September 30 , 1995
                                        ------------------------------------
                                        Amortized      Unrealized     Fair
                                          Cost     Gains     Losses   Value
                                        ------------------------------------
Debt securities:

U. S. Government securities             $17,153   $   159   $  190   $17,122

Mortgage-backed securities:
    Federal Home Loan Mortgage
    Corporation securities                1,301        38       --     1,339

    Federal National Mortgage
    Association securities                  979         5       --       984

Equity securities:


    Federal Home Loan Bank stock            992         --      --       992
                                        -------   --------  -------  -------
                                        $20,425   $   202   $  190   $20,437
                                        =======   =======   =======  =======


The scheduled maturities of securities available for sale and held to maturity (other than equity securities) at September 30, 1996 follows. Mortgage-backed securities are allocated among periods based on date of final payoff.


                                   Available for sale      Held to maturity
                                   ------------------    -------------------
                                   Amortized   Fair      Amortized    Fair
                                      Cost     Value        Cost      Value
                                   ---------  -------   -----------  -------
Due in one year or less            $ 2,000    $ 1,999   $     --     $
Due from one to five years          12,475     12,345        809         804
Due from five to ten years             423        543         --
Due after ten years                     --         --        709         734
                                   -------   --------   --------    --------
                                   $14,898    $14,887   $  1,518    $  1,538
                                   =======   ========   ========    ========


NOTE 4 - ACCRUED INTEREST RECEIVABLE
Accrued interest at September 30, 1996 and 1995 is summarized as follows:


                                                            September 30,
                                                           ----------------
                                                             1996    1995
                                                           -------  -------
Investment securities available for sale                   $   257  $   203
Mortgage-backed securities held to maturity                     15       44
Loans receivable                                               935      813
                                                           -------  -------
                                                           $ 1,207  $ 1,060
                                                           =======  =======

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)

NOTE 5 - LOANS RECEIVABLE

Loans receivable at September 30, 1996 and 1995 consist of the following:


                                                  SEPTEMBER 30,
                                              ---------------------
                                                1996         1995
                                              --------     --------
Real estate loans:
    One-to-four family                        $ 98,031     $ 91,811
    Multi-family                                 1,503        1,581
    Nonresidential real estate and land         19,765       17,741
    Construction residential                     6,254        5,117
    Construction commercial                      1,564          800
                                              --------     --------
              Total real estate loans          127,117      117,050
                                              --------     --------
Commercial loans                                 3,264          962
Consumer loans                                  10,107        7,859
                                              --------     --------
              Total  loans                     140,488      125,871
Less: Loans in process                           3,571        2,444
          Deferred fees and discounts              112          118
          Allowance for loan losses              1,145        1,149
                                              --------     --------
              Net loans                       $135,660     $122,160
                                              --------     --------
                                              --------     --------

Nonaccruing and renegotiated loans at September 30, 1996, 1995, and 1994 were $68, $42, and $43, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified. Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the periods is as follows:

                                                     SEPTEMBER 30,
                                                 --------------------
                                                 1996    1995    1994
                                                 ----    ----    ----
Contractual interest income                       $6      $7      $5
Interest income recognized                        (2)     (3)     (3)
                                                  --      --      --
Interest income foregone                          $4      $4      $2
                                                  --      --      --
                                                  --      --      --

The activity in the allowance for loan losses is summarized as follows:

                                                       SEPTEMBER 30,
                                                --------------------------
                                                 1996      1995      1994
                                                ------    ------    ------
Balance, beginning of the year                  $1,149    $  977    $1,134
Provisions charged to income                       --        177       --
Charge-offs                                         (4)       (6)     (157)
Recoveries                                         --          1       --
                                                ------    ------    ------
                                                $1,145    $1,149    $  977
                                                ------    ------    ------
                                                ------    ------    ------

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 6 - LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of those loans are summarized as follows:

                                                   SEPTEMBER 30,
                                           ---------------------------
                                             1996      1995      1994
                                           -------   -------   -------
Federal Home Loan Mortgage Corporation     $22,500   $23,054   $24,238
Others                                       1,336     1,400     1,450
                                           -------   -------   -------
    Total                                  $23,836   $24,454   $25,688
                                           -------   -------   -------
                                           -------   -------   -------


NOTE 7 - FORECLOSED REAL ESTATE HELD FOR SALE

Foreclosed real estate and related allowances at September 30, 1996 and 1995 consisted of the following:

                                                   SEPTEMBER 30,
                                                 ------------------
                                                 1996        1995
                                                 -----       -----
Foreclosed real estate:
Balance, beginning of the period                 $ 754      $  897
Additions to foreclosed real estate                165         218
Sales of foreclosed real estate                    (93)       (361)
Transfer to real estate held for investment       (754)         --
                                                 -----      ------
Balance, end of the period                       $  72      $  754
                                                 -----      ------
                                                 -----      ------
Allowance for loss:
Balance, beginning of the period                 $(434)     $ (262)
Provisions charged to income                       --         (300)
Charge-offs                                        434         128
                                                 -----      ------
Balance, end of the period                       $ --       $ (434)
                                                 -----      ------
                                                 -----      ------
Net foreclosed real estate                       $  72      $  320
                                                 -----      ------
                                                 -----      ------

NOTE 8 -  PREMISES AND EQUIPMENT

Premises and equipment at September 30, 1996 and 1995 consisted of the following:

                                                               SEPTEMBER 30,
                                                           -------------------
                                                             1996        1995
                                                           -------    -------
Land                                                       $   734    $   415
Office buildings and improvements                            1,996      1,992
Furniture and equipment                                        400        376
                                                           -------    -------
                                                             3,130      2,783
Less accumulated depreciation                               (1,116)    (1,040)
                                                           -------    -------
Premises and equipment, net of accumulated depreciation    $ 2,014    $ 1,743
                                                           -------    -------
                                                           -------    -------
Depreciation expense was $ 81, $ 81, and $ 74 for the years ended September 30, 1996, 1995 and 1994, respectively.

The Company has contracted for construction of a new branch office. The total contract amount is $470. Costs of $4 had been incurred through September 30, 1996.

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 9 - DEPOSITS
The major types of saving deposits by weighted interest rates, amounts, and the percentages of such types are as follows:


                              September 30, 1996                  September 30, 1995
                          ---------------------------        ---------------------------
                          Weighted                            Weighted
                          Interest                            Interest
                           Rate      Amount       %            Rate      Amount       %
                          --------   ------     ------        --------   ------     -----
Noninterest bearing
 deposits                     0%       $1,204      1%              0%        $847     1%
Now accounts               2.35%        5,098      4%           2.35%       5,000     4%
Money market and passbook  3.25%       13,984     10%           3.25%      12,766    10%
                                      -------    -----                     ------   -----
                                       20,286     15%                      18,613    15%
Certificates of deposits   4.71%      112,785     85%           5.49%     106,340    85%
                                      -------    -----                    -------   -----
Totals                               $133,071   $100%                    $124,953  $100%
                                      -------    -----                    -------   -----
                                      -------    -----                    -------   -----


A summary of certificates of deposit by maturity is as follows:


                                                 September 30,
                                           ------------------------
                                             1996            1995
                                           --------        --------
Within one year                             $ 80,867        $ 71,247
One to two years                              16,515          19,018
Two to three years                             8,430           9,174
Four to five years                             2,991           4,117
Thereafter                                     3,982           2,784
                                            ---------       --------
                                            $112,785        $106,340
                                            ---------       --------
                                            ---------       --------

At September 30, 1996, 1995, and 1994, respectively, interest expense on deposits for the indicated period is summarized as follows:


                                             September 30,
                                       -------------------------
                                       1996      1995      1994
                                       -----     -----     -----
Money market                           $ 262    $ 299        $303
Passbook savings                         168      210         166
Now                                      123      118         115
Certificates of deposit                5,919    5,412       4,451
                                      ------   ------      -------
                                      $6,472   $6,039      $5,035
                                      ------   ------      -------
                                      ------   ------      -------


The aggregate amount of deposits with a minimum denomination of $100 was $16,061 at September 30, 1996 and $13,104 at September 30, 1995. Deposits in excess of $100 are not covered by federal deposit insurance.

NOTE 10 - BORROWED FUNDS
The Company has an outstanding obligation for the financing of land purchased for a new branch office building site. The outstanding balance at September 30, 1996 was $43 and at September 30, 1995 was $63. The note is payable in three annual installments of $24, at a 6.5% interest rate.

The Company had a short term loan outstanding secured by common stock of the Association in the amount of $475. The loan matured October 23, 1996 and bore interest at 8.25%.

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 10 - BORROWED FUNDS - CONTINUED
The Company entered into sales of securities under agreements to repurchase (the Agreements), which are treated as financings. The obligation to repurchase securities sold is reflected as a liability in the consolidated statements of financial condition. The dollar amount of securities underlying the Agreements are delivered to the broker who arranged the
transaction.   The Agreements call for the repurchase of the identical
securities. The maximum amount outstanding at any month-end during fiscal year 1996 was $2,340. The average monthly amount outstanding during 1996 was $195. Information related to the Agreements as of September 30, 1996 is as follows:


                               Loan          Asset          Asset
                             Maturity       Carrying        Market        Loan      Loan
                               Date          Value          Value        Amount     rate
                             --------       --------        ------       ------     -----
Federal Home Loan Bank Note   10/18/96       $1,399          $1,399       $1,377     5.58%
Federal National Mortgage
 Association Certificate      10/18/96        1,000             983          963     5.58%
                                             ------          ------       ------
                                             $2,399          $2,382       $2,340
                                             ------          ------       ------
                                             ------          ------       ------




NOTE 11 - FEDERAL AND STATE INCOME TAXES
The Company and the Association file federal and state income tax returns on a fiscal year basis. If certain conditions are met in determining taxable income, the Association is allowed a special bad debt deduction based on a percentage of taxable income, presently 8%, or on specified experience formulas. The Association used the percentage method for the periods ended September 30, 1996, 1995, and 1994. As a result of the use of the percentage method in prior years, retained earnings include approximately $2,304 and $2,309 at September 30, 1996 and 1995, respectively, for which no deferred income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $783 at September 30, 1996 and $785 at September 30, 1995. In August 1996, the "Small Business Job Protection Act" was signed into law. This act repealed the percentage method of computing the bad debt deduction for tax years beginning after December 31, 1995. If the Company continues to qualify as a small bank with assets under $500,000 the Company will not be required to repay the tax on prior percentage of
income bad debt deductions.   Should the Company fail to meet this
requirement, the tax will have to be repaid ratably over a six year period. The Company is currently in no jeopardy of failing to meet this requirement.

Income tax expense for the years indicated consisted of the following:


                                           September 30,
                                     ----------------------------
                                     1996        1995        1994
                                     -----       ----        ----
Current:
   Federal                            $1,380      $1,086      $920
   State                                 198         183       159
                                      ------      ------      -----
                                       1,578       1,269     1,079
                                      ------      ------      -----
Deferred:
   Federal                              (289)         22        20
   State                                  (7)         21        31
                                      ------      ------      -----
                                        (296)         43        51
                                      ------      ------      -----
Total provisions                      $1,282      $1,312     $1,130
                                      ------      ------      -----
                                      ------      ------      -----

                                   30

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 11 - FEDERAL AND STATE INCOME TAXES - CONTINUED

A reconciliation of tax expense computed by applying the statutory corporate tax rate to earnings before taxes and the tax expense shown in the accompanying statements of operations is as follows:

                                                       SEPTEMBER 30,
                                              ------------------------------
                                                 1996      1995      1994
                                               ------     ------    ------
Effective federal and state statutory rates      38.3%      38.3%     38.3%
                                                -----     ------    ------
Expected tax at statutory rates                $1,411     $1,269    $1,486
Adjustments to expected tax:
    Bad debt deductions                          (136)        67       (88)
    Income tax refunds                            --         --       (248)
    Other                                           7        (24)      (20)
                                                -----     ------    ------
                                               $1,282     $1,312    $1,130
                                                -----     ------    ------
                                                -----     ------    ------
Effective tax rates                              34.8%      39.6%     30.1%
                                                -----     ------    ------
                                                -----     ------    ------


The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                      SEPTEMBER 30,
                                              ------------------------------
                                                1996       1995      1994
                                               ------     ------    ------
Deferred tax assets:
    Deferred loan fees                         $  40      $  42     $  44
    Special one time SAIF assessment             284        --        --
    State deferred income tax                     46         47        40
    Employee benefit plans                        68         10       --
    Other                                          6          3       --
                                               ------     ------    ------
         Deferred tax assets                     444        102        84
                                               ------     ------    ------
Deferred tax liabilities:
    Fixed assets                                (442)      (418)     (396)
    Federal Home Loan Bank stock                (150)      (125)     (101)
    State bad debt reserves                      (63)       (68)      (52)
    Other                                         (2)       --        --
                                                -----     ------    ------
         Deferred tax liabilities               (657)      (611)     (549)
                                               ------     ------    ------
         Net deferred tax liabilities          $(213)     $(509)    $(465)
                                               ------     ------    ------
                                               ------     ------    ------

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company is subject to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management and legal counsel, the resolution of these claims will not have a material adverse effect on the Company's financial position, liquidity, or results of operation.

NOTE 13 - DIVIDENDS

The Company received a private letter ruling from the IRS addressing the tax implications of dividends paid during the current year. The private letter ruling stated that dividends from the Company were not taxable to the recipient to the extent they exceeded earnings and profits. During the year the Company paid total dividends of three dollars and forty-five cents per share or $6,475. Of this amount $326 was determined to be a payment from earnings and $6,149 was determined to be a return of capital to the shareholders.

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 14 - EMPLOYEE BENEFIT PLANS

The Association has a contributory defined contribution pension plan for all eligible employees. Retirement benefits under this form of pension plan are limited to the value of each participant's account at the time of retirement; therefore, vested benefits will not exceed the value of the participant's account at any time. The cost of the plan for the periods ended September 30, 1996 and 1995, was approximately $5 and $57, respectively.

In connection with the Conversion, as discussed in note 1, the Company established the ESOP for the benefit of eligible employees. The Company purchased 138,862 shares of common stock on behalf of the ESOP in the Conversion, of which, as of September 30, 1996, 10,415 shares were committed to be released and 6,944 shares have been allocated to participants. The fair value of the 121,503 unearned ESOP shares was $1,731 at September 30, 1996. The Company accounts for its ESOP in accordance with Statement of Position 93-6, "Employers' Accounting For Employee Stock Ownership Plans", which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of ESOP shares differs from the cost of such shares, this differential will be charged or credited to equity. Management expects the recorded amount of expense to fluctuate as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. The Company recorded compensation related to the ESOP of $206 for the year ended September 30, 1996 and $45 for the year ended September 30, 1995.

On December 27, 1995, the Board approved an Employee Stock Program, Management Recognition Plans (MRP) for officers and directors, and a Directors Stock Option Plan subject to the approval of the stockholders. The shareholders approved these plans at the January 1996 shareholders meeting. The purpose of these plans is to retain personnel of experience and ability by providing employees and non-employee directors with compensation for their past services and as an incentive for such services in the future.

As of September 30, 1996 the Company acquired 62,300 shares of its common stock on behalf of the MRP through open market purchases. An aggregate of 61,347 shares have been awarded to the Company's Board of Directors and officers as of September 30, 1996, subject to vesting and other provisions of the MRP. At September 30, 1996 the deferred cost of unearned MRP shares totaled $933 and is recorded as a charge against stockholders' equity. Compensation expense will be recognized ratably over the five year vesting
period only for those shares awarded.   The Company recorded compensation and
employee benefit expense related to the MRP of $89 for the year ended September 30, 1996.

Common stock totaling 39,675 shares has been reserved for issuance for the Directors Stock Option Plan. During the year ended September 30, 1996, 35,708 options were granted and are exercisable by the Bank's non-employee directors, subject to vesting and other provisions of the Option Plan. The exercise price per share for the options granted in fiscal 1996 is fourteen dollars and twenty-five cents. Such options were not dilutive during the year ended September 30, 1996.

During the year ended September 30, 1996, 128,188 options were granted and are exercisable by the Company's key employees, subject to vesting and other provisions of the Employee Stock Program. The exercise price per share for the options granted in fiscal 1996 is thirteen dollars and seventy-five cents. Such options were dilutive during the year ended September 30, 1996, but affected earnings per share by less than $.01 per share.

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 15 - REGULATORY MATTERS

The Financial Institutions Reform, Recovery and Enforcement Act (FIRREA) of 1989 was signed into law on August 9, 1989; regulations for savings institutions' minimum capital requirements went into effect on December 7, 1989. In addition to capital requirements, FIRREA includes provisions for changes in the federal regulatory structure for institutions, including a new deposit insurance system, increased deposit insurance premiums, and restricted investment activities with respect to non-investment grade corporate debt and certain other investments. FIRREA also increases the required ratio of housing related assets needed to qualify as a savings institution. The regulations require institutions to have minimum regulatory tangible capital equal to 1.5 percent of total assets, core capital ratio equal to 3 percent of total assets, and risk-based capital ratio equal to 8 percent of risk-based assets. The Association, at September 30, 1996 and 1995, met the regulatory tangible capital, core capital, and risk-based capital requirements as defined by FIRREA. Failure to meet these capital requirements would expose the Association to regulatory sanctions.

The following schedule reconciles the Association's unconsolidated GAAP capital to regulatory capital for the periods ended September 30, 1996 and 1995:


                                                     SEPTEMBER 30, 1996                        SEPTEMBER 30, 1995
                                            ------------------------------------      ---------------------------------------
                                            TANGIBLE        CORE      RISK-BASED      TANGIBLE         CORE        RISK-BASED
                                            CAPITAL        CAPITAL      CAPITAL        CAPITAL        CAPITAL       CAPITAL
                                            --------       -------    ----------      --------        -------      ----------
GAAP capital                                $27,035        $27,035    $27,035         $24,515         $24,515      $24,515
Adjustments to capital:
    Non-allowable assets                       --             --         (320)           --              --           (320)
    Unrealized gain loss on AFS                  (4)            (4)        (4)             (8)             (8)          (8)
    Allowable allowance for loan losses        --             --        1,094            --              --          1,099
Regulatory capital computed                  27,031         27,031     27,805          24,507          24,507       25,286
                                            -------        -------    -------         -------         -------      -------
Minimum capital requirement                   2,450          4,900      7,793           2,383           4,766        7,043
                                            -------        -------    -------         -------         -------      -------
Regulatory capital excess                   $24,581        $22,131    $20,012         $22,124         $19,741      $18,243
                                            -------        -------    -------         -------         -------      -------
                                            -------        -------    -------         -------         -------      -------
As a percent of assets:
    Minimum regulatory capital                  1.5%           3.0%       8.0%            1.5%            3.0%         8.0%
    Actual regulatory capital                  16.6%          16.6%      28.5%           15.4%           15.4%        28.7%

The plan of Conversion described in note 1 provides for the establishment of a special liquidation account for the benefit of eligible account holders and the supplemental eligible account holders in an amount equal to the net worth of the Association as of the date of its latest statement of financial condition contained in the final offering circular used in connection with the conversion. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Association after the conversion. The liquidation account will be reduced from time to time to the extent that qualifying account balances are reduced. In the event of a complete liquidation, each eligible and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Company may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause the Company's stockholders' equity to be reduced below applicable regulatory capital maintenance requirements for insured institutions or below the special liquidation account referred to above.

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 16 - OTHER NONINTEREST INCOME AND EXPENSE
Other noninterest income and expense amounts are summarized as follows:

                                               September 30,
                                      --------------------------------
                                          1996      1995      1994
                                      --------------------------------

Other noninterest income:

 Service charges on deposits         $     123   $    114     $   109
 Other service charges and fees             88         71          63
 Service fees on loans sold                 85         86          86
 Other                                     103         36          52
                                      --------    -------     -------
                                           399        307         310
                                      ========    =======     =======
Other noninterest expense:

 Data processing charges                   112        107         109
 Advertising                                54         55          37
 Professional fees                         116         37          37
 OTS assessments                            51         43          42
 Stationary, printing, postage, and
    telephone                               79         70          66
 Insurance and bond premiums                42         43          46
 Other                                      95         65          68
                                     ---------   --------     -------
                                     $     549   $    420     $   405
                                     =========   ========     =======


NOTE 17 - RECENT LEGISLATION

In September 1996 the Omnibus Appropriations Act was signed into law. This legislation authorized a one time charge of SAIF-insured institutions in the amount of .657 dollars for every one hundred dollars of assessable deposits, and an eventual merger of the SAIF and Bank Insurance Fund (BIF). The Company included in expense $835 in the year ended September 30, 1996, related to this legislation.

NOTE 18 - RELATED PARTY TRANSACTIONS

The Company had a total of $457 and $459 at September 30, 1996 and 1995, respectively, in direct loans to officers and directors. For fiscal year 1996 new loans totaled $99, repayments totaled $101. The Company purchases a major portion of its insurance coverage from a company partially owned by two Board Members. The Company paid $56 and $43, for such coverage, during the years ended September 30, 1996 and 1995, respectively. The Company paid $72 and $60 to directors for director's fees during the years ended September 30, 1996 and 1995, respectively.

NOTE 19 - FEDERAL INCOME TAX AMENDED RETURNS

The Association filed amended federal income tax returns for years ended December, 1972 through December, 1980, based on a Federal Tax Court decision involving the computation of the percentage bad debt deduction in years effected by net operating loss carrybacks. As a result, the Association received refunds of tax in the amount of $374, and interest in the amount of $417 in the year ended September 30, 1992. Two U. S. Courts of Appeals, in different jurisdictions, subsequently reversed the Tax Court's decision, thus causing substantial doubt as to the validity of the refunds. Because of this uncertainty, no income related to this matter was recognized in the year ended September 1992 or 1993. During the year ended September 30, 1994 the 2 year statute of limitations, during which the IRS could challenge a refund claim, expired and the Association recognized the refunds as income. The income recognized for the year ended September 30, 1994 was $554. The amount included in earnings in the quarter ended December 1993 was $312 and the amount included in the quarter ended September 1994 was $242. Had the Association recognized the refunds as income in the year received, net income for the period ended September 30, 1994 would have been $554 less than presented in the statement of income.

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 20 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The Company sells federal funds to other institutions to maximize interest earned on idle cash. Federal funds sold are unsecured loans to the purchasing institution. In the case of an insolvency, the Company would be at risk for federal funds sold to the insolvent institution. Federal funds sold totaled $5,550 and $7,900 at September 30, 1996 and 1995, respectively.

Most of the Company's business activity is with customers located in the Northeast Texas and Southwest Arkansas area. Loans to this group are primarily to individual home owners and are secured by one to four family dwellings. The Company's largest loans to one borrower and entities related to such borrower amounted to $3,857 at September 30, 1996. This portfolio is collateralized by real estate, commercial business assets, and vehicles. The Company has loans outside its normal lending area to four different borrowers in Ft. Worth, Texas in the total amount of $3,153 and $3,213 at September 30, 1996 and 1995, respectively. This portfolio is secured by four different properties.

The Company's policy for requiring collateral on single family dwellings is that the loan not exceed 95% of collateral value. In some cases, however, with board approval, 100% of collateral value may be loaned. For commercial and multi-family dwellings, 85% of loan to collateral value is required. For loans on building sites, 80% of loan to collateral value is required. For loans on undeveloped land, 65% of loan to collateral value is required.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

Cash and Cash Equivalents - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments and Mortgage-related Securities - The fair value of longer term investments and mortgage-related securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The carrying amounts of stocks with no stated maturity approximate fair value because shares may be redeemed at par.

Loans - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial mortgages, residential mortgages, personal and student loans, and nonaccrual loans. The fair value of performing loans is calculated by discounting expected cash flows using an estimated market discount rate. Expected cash flows include both contractual cash flows and prepayments of loan balances, which are estimated using the last three months of portfolio history. The estimated discount rate considers credit and interest rate risk inherent in the loan portfolios, and other factors such as liquidity premiums and incremental servicing costs to an investor. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for any of these financial instruments management has no basis to determine whether the fair value would be indicative of the value negotiated in an actual sale. The fair value for nonaccrual loans was derived through a discounted cash flow analysis, which includes the opportunity costs of carrying a nonperforming asset. Estimated discount rates were based on the probability of loss and the expected time to recovery. Loans with a higher probability of loss were assigned higher risk premiums and were discounted over long periods of time, resulting in lower values.

                        TEXARKANA FIRST FINANCIAL CORPORATION
                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

Accrued Interest Receivable - For accrued interest receivable, the carrying amount is a reasonable estimate of fair value.

Deposit Liabilities - Under SFAS 107, the fair value of deposits with no stated maturity, such as noninterest-bearing deposits, savings and NOW accounts, and money market and checking accounts is equal to the amount payable upon demand as of September 30, 1996 and 1995. The fair value of certificates of deposit is based on the present value of contractual cash flows. The discount rate used to compute present values are estimated using the rates currently offered for deposits of similar maturities in the Company's marketplace.

Borrowed Money - Due to the short term maturity of the loans, the carrying amount is a reasonable estimate of the fair value.

Commitments to Extend Credit - The fair value of commitments to extend credit is estimated as the balance outstanding on the commitment.

The carrying amount and estimated fair value of the Company's financial instruments are as follows:



                                           September 30, 1996       September 30, 1995
                                         ----------------------    ----------------------
                                           Carrying      Fair      Carrying       Fair
                                            Amount      Value       Amount        Value
                                         -----------   ---------  ------------  ---------
Financial assets:
 Cash and cash equivalents             $     8,860   $    8,860  $     13,848   $     13,848
 Assets available for sale                  14,887       14,887         1,007          1,007
 Investments and mortgage backed
    securities                               2,571        2,591        20,425         20,437
 Loans receivable, net                     135,660      138,590       122,160        124,068
 Accrued interest                            1,207        1,207         1,060          1,060
                                        ----------    ---------    ----------    -----------
   Total Financial Assets              $   163,185   $  166,135   $   158,500   $    160,420
                                        ==========    =========    ==========    ===========
Financial liabilities:
 Deposits                              $   133,071   $  132,803   $   124,953   $    127,357
 Borrowed money                              2,858        2,858             -              -
 Commitments to extend credit                    -        6,879             -          5,417
                                        ----------    ---------    ----------    -----------
   Total Financial Liabilities         $   135,929   $  142,540   $   124,953   $    132,774
                                        ==========    =========    ==========    ===========

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 22 - PARENT COMPANY ONLY FINANCIAL INFORMATION
Condensed financial statements of Texarkana First Financial Corporation (parent company) are shown below. The parent company has no significant operating activities.

CONDENSED STATEMENTS OF FINANCIAL CONDITION:

For the years ended September 30, 1996 and 1995:


                                                                               1996       1995
                                                                             --------   --------

Assets
    Cash                                                                     $     49    $     -
    Loan to subsidiary                                                              -      6,536
    Investment securities available for sale                                    2,382          -
    Investment securities held to maturity                                          -      1,775
    Accrued interest receivable                                                    37         24
    Deferred tax assets                                                            42          -
    Investment in subsidiary                                                   27,035     24,516
                                                                             --------    -------
         Total assets                                                          29,545     32,851
                                                                             --------    -------
                                                                             --------    -------
Liabilities
    Borrowed funds                                                              2,815          -
    Accrued income tax                                                              -         43
    Accrued expenses and other liabilities                                        306          -
                                                                             --------    -------
         Total liabilities                                                      3,121         43
Stockholders' equity
    Common stock                                                                   20         20
    Additional paid-in capital                                                 13,052     19,134
    Common stock acquired by employee benefit plans                            (2,147)    (1,353)
    Treasury stock                                                             (1,567)         -
    Unrealized gain (loss) on available for sale securities                        (8)         8
    Retained earnings                                                          17,074     14,999
                                                                             --------    -------
         Total stockholders' equity                                            26,424     32,808
                                                                             --------    -------
         Total liabilities and stockholders' equity                          $ 29,545    $32,851
                                                                             --------    -------
                                                                             --------    -------

CONDENSED STATEMENTS OF OPERATIONS:

For the year ended September 30, 1996 and for the period from
    July 7, 1995 to September 30, 1995
                                                                               1996       1995
                                                                             --------    -------
Income:

    Income before equity in undistributed earnings of subsidiary             $    473    $   127
    Equity in undistributed income of subsidiary                                2,410        649
                                                                             --------    -------
         Total income                                                           2,883        776
                                                                             --------    -------
Expenses:

    Compensation and employee benefits                                             89          -
    Management fees                                                               276          -
    Professional fees                                                              76          -
    Income tax                                                                     (1)        43
    Other                                                                          42          -
                                                                             --------    -------
         Total expense                                                            482         43
                                                                             --------    -------
Net income                                                                   $  2,401    $   733
                                                                             --------    -------
                                                                             --------    -------

                       TEXARKANA FIRST FINANCIAL CORPORATION
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         September 30, 1996, 1995, and 1994
              (Dollar amounts in thousands, except earnings per share)


NOTE 22 - PARENT COMPANY ONLY FINANCIAL INFORMATION - CONTINUED

CONDENSED STATEMENTS OF CASH FLOW:

For the year ended September 30, 1996 and for the period from July 7, 1995 to September 30, 1995:



                                                                               1996       1995
                                                                             --------    -------
Operating activities:

Interest income                                                              $    443    $   100
Miscellaneous income                                                                4          -
Cash paid to suppliers and employees                                             (390)         -
Income tax paid                                                                   (78)         -
                                                                             --------    -------
         Net cash provided by (used in) operating activities                      (21)       100
                                                                             --------    -------
Investing activities:
    Purchase of subsidiary common stock                                             -     (9,572)
    Purchase of assets available for sale                                      (1,997)    (1,772)
    Proceeds from sale of assets available for sale                             1,387          -
    Collection of ESOP loan principal                                              92         24
         Net cash used in investing activities                                   (518)   (11,320)
                                                                             --------    -------
Financing activities:
    Sale of common stock in conversion, net of conversion costs                     -     19,144
    Purchase of common stock for ESOP plan                                          -     (1,388)
    Purchase of common stock for employee benefit plans                          (933)         -
    Purchase of treasury shares                                                (1,567)         -
    Funds borrowed                                                              2,815          -
    Dividend and return of capital distributions                               (6,263)         -
                                                                             --------    -------
         Net cash provided by (used in) financing activities                   (5,948)    17,756
                                                                             --------    -------
Net change during the period                                                   (6,487)     6,536
Cash and cash equivalents at the beginning of the period                        6,536          -
                                                                             --------    -------
Cash and cash equivalents at the end of the period                           $     49    $ 6,536
                                                                             --------    -------
                                                                             --------    -------

Reconciliation of net income to net cash provided by operating activities:

    Net income                                                               $  2,401    $   733
    Undistributed earnings of subsidiary                                       (2,410)      (649)
    Amortization of discounts and  premiums                                       (16)        (3)
    Loss on sale of securities                                                      3          -
    Increase (decrease) in income tax payable                                     (85)
    Increase (decrease) in other receivables and payables                          86         19
                                                                             --------    -------
         Net cash provided by (used in) operating activities                 $    (21)   $   100
                                                                             --------    -------
                                                                             --------    -------


                          DIRECTORS AND EXECUTIVE OFFICERS

    JOSH R. MORRISS, JR.
    Chairman of the Board

    JAMES W. MCKINNEY
    President, Chief Executive Officer
    and Director

    JOHN E. HARRISON
    Executive Vice President
    and Director

    JOHN M. ANDRES
    Director

    ARTHUR L. MCELMURRY
    Director

    DONALD N. MORRISS
    Director



                                 BANKING LOCATIONS

    MAIN OFFICE

    Third & Olive Streets
    Texarkana, Arkansas 71854


    BRANCH OFFICES

    611 East Wood Street
    Ashdown, Arkansas 71822

    6th & S. Main
    Hope, Arkansas 71801

    217 W. DeQueen Avenue
    DeQueen, Arkansas 71832

    111 W. Shepherd
    Nashville, Arkansas 71852

                              STOCKHOLDER INFORMATION


TRANSFER AGENT/REGISTRAR

    Registrar and Transfer Company
    10 Commerce Drive
    Cranford, New Jersey 07016
    (800)866-1340


INDEPENDENT AUDITORS

    Wilf & Henderson, P.C.
    1430 College Drive
    P.O. Box 5197
    Texarkana, Texas 75505


SPECIAL LEGAL COUNSEL

    Elias, Matz, Tiernan & Herrick L.L.P.
    734 15th Street, N.W., Suite 1200
    Washington, D.C. 20005


STOCKHOLDER REQUESTS

    Stockholders may request, without charge, a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing:

         Debbie Rose, Secretary
         Texarkana First Financial Corporation
         P.O. Box 2950
         Texarkana, Arkansas 75504

    Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, Registrar and Transfer Company.


MARKET LISTING

    Shares of the Company's common stock are listed and traded on the American Stock Exchange under the name of Texarkana, symbol "FTF". At September 30, 1996, the Company had approximately 432 stockholders of record. Such holdings do not reflect the number of beneficial owners of common stock.